Starcore International Mines Ltd.

Condensed Interim Consolidated Financial Statements

For the nine months ended January 31, 2018

(Unaudited)

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NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

The unaudited condensed interim consolidated financial statements for the nine months ended January 31, 2018 have been prepared by and are the responsibility of the Company’s management. These financial statements have not been reviewed or audited by the Company’s auditors.

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Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	January 31,	April 30,
As at	2018	2017

Assets

Current
Cash	$ 3,035	$ 5,558
Short-term Investments (note 3)	-	4,005
Amounts Receivable (note 4)	3,735	4,777
Inventory (note 5)	2,748	2,921
Prepaid Expenses and Advances	449	349

Total Current Assets	9,967	17,610

Non-Current
Mining Interest, Plant and Equipment (note 6)	46,509	52,921
Exploration and Evaluation Assets (note 7)	6,229	5,955
Reclamation Deposits	165	165
Deferred Tax Assets	5,845	5,445

Total Non-Current Assets	58,748	64,486

Total Assets	$ 68,715	$ 82,096

Liabilities

Current
Trade and Other Payables	$ 3,942	$ 2,496
Current Portion of Loan Payable (note 8)	-	1,646

Total Current Liabilities	3,942	4,142

Non-Current
Rehabilitation and Closure Cost Provision (note 9)	1,074	1,131
Long term Portion of Loan Payable (note 8)	1,255	-
Deferred Tax Liabilities	10,532	11,905

Total Non-Current Liabilities	12,861	13,036

Total Liabilities	$ 16,803	$ 17,178

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Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Financial Position
(in thousands of Canadian dollars) – (Unaudited)

	January 31,	April 30,
As at	2018	2017

Equity

Share Capital (note 10)	$ 50,605	$ 50,605
Equity Reserve	11,173	11,173
Foreign Currency Translation Reserve	(903)	5,209
Accumulated Deficit	(8,963)	(2,069)

Total Equity	51,912	64,918

Total Liabilities and Equity	$ 68,715	$ 82,096

Commitments (note 12)

Subsequent Events (note 7, 10 and 16)

Approved by the Directors:

“Robert Eadie” Director “Gary Arca” Director

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Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income
(in thousands of Canadian dollars except per share amounts) – (Unaudited)

	For the three months ended January 31,		For the nine months ended January 31,
	2018	2017	2018	2017

Revenues
Mined Ore	$ 3,403	$ 5,408	$ 14,069	$ 19,657
Purchased concentrate	1,949	756	5,785	756

Total Revenues	5,352	6,164	19,854	20,413

Cost of Sales (note 6)
Mined ore	(4,903)	(4,699)	(14,762)	(13,736)
Purchased concentrate	(1,989)	(663)	(5,947)	(663)
Depreciation and depletion	(1,033)	(1,297)	(3,451)	(4,092)

Total Cost of Sales	(7,925)	(6,659)	(24,160)	(18,491)

Earnings from mining operations	(2,573)	(495)	(4,306)	1,922

Financing costs (net) (notes 6 and 8)	27	(114)	(5)	(434)
Foreign exchange gain	(506)	(59)	55	489
Management fees and salaries (note 10)	(402)	(456)	(1,285)	(1,320)
Office and administration	(266)	(417)	(1,066)	(1,292)
Professional and consulting fees	(277)	(114)	(879)	(472)
Shareholder relations	(40)	(36)	(125)	(146)
Transfer agent and regulatory fees	(32)	(50)	(132)	(158)

Loss before taxes	(4,069)	(1,741)	(7,743)	(1,411)

Income tax (expense) recovery
Deferred	(556)	195	849	538

Loss for the period	(4,625)	(1,546)	(6,894)	(873)

Other comprehensive income (loss)
Foreign currency translation differences	954	(942)	(2,903)	(3,386)

Comprehensive income (loss) for the period	$ (3,671)	$ (2,488)	$ (9,797)	$ (4,259)

Basic income (loss) per share (Note 14)	$ (0.09)	$ (0.03)	$ (0.14)	$ (0.02)

Diluted income (loss) per share (Note 14)	$ (0.09)	$ (0.03)	$ (0.14)	$ (0.02)

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Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) – (Unaudited)

For the nine months ended January 31,	2018	2017

Cash provided by
Operating activities
Earnings for the period	$ (6,894)	$ (873)
Items not involving cash:
Depreciation and depletion (note 6)	3,556	4,935
Income tax recovery	(849)	(538)
Interest on long-term debt (note 8)	56	394
Interest revenue	-	(2)
Write-down for obsolete equipment	-	24
Unwinding of discount on long term debt	-	48
Rehabilitation and closure cost accretion (note 9)	61	52
Share-based compensation (note 10)	(31)	279

Cash generated by operating activities before working capital changes	(4,101)	4,319

Change in non-cash working capital items
Amounts receivable	(680)	(647)
Inventory	(319)	(1,827)
Prepaid expenses and advances	(158)	(199)
Trade and other payables	1,399	(1,276)

Cash inflow (outflow) for operating activities	(3,859)	370

Financing activities
Repayment of Loan payable	(1,213)	-
Advance of Loan payable	1,283	-
Interest paid (note 8)	(311)	(360)

Cash inflow (outflow) for financing activities	(241)	(360)

Investing activities
Investment in exploration and evaluation assets (note 7)	(390)	(1,870)
Purchase of mining interest, plant and equipment (note 6)	(2,633)	(2,302)
Interest received regarding sale of San Pedrito (note 6)	86	-
Interest earned	-	39
Proceeds from Disposition of San Pedrito (note 6)	832	-
Sale of short-term investments (note 3)	4,022	3,535

Cash inflow (outflow) for investing activities	1,917	(598)

Total increase (decrease) in cash	(2,183)	(588)

Effect of foreign exchange rate changes on cash	(340)	(645)

Cash, beginning of period	5,558	4,248

Cash, end of period	$ 3,035	$ 3,015

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Starcore International Mines Ltd.

Condensed Interim Consolidated Statements of Changes in Equity for the periods ended January 31, 2018 and 2017

(in thousands of Canadian dollars except for number of shares) – (Unaudited)

				Foreign
	Number of			Currency
	Shares	Share	Equity	Translation	Accumulated
	Outstanding	Capital	Reserve	Reserve	Deficit	Total

Balance, April 30, 2016	49,146,851	$ 50,605	$ 11,173	$ 5,386	$ (9,291)	$ 57,873

Foreign currency translation differences	-	-	-	(3,386)	-	(3,386)
Earnings for the period	-	-	-	-	(873)	(873)

Balance, January 31, 2017	49,146,851	50,605	11,173	2,000	(10,164)	53,614

Foreign currency translation differences	-	-	-	3,209	-	3,209
Earnings for the period	-	-	-	-	8,095	8,095

Balance, April 30, 2017	49,146,851	50,605	11,173	5,209	(2,069)	64,918

Foreign currency translation differences	-	-	-	(6,112)	-	(6,112)
Earnings for the period	-	-	-	-	(6,894)	(6,894)

Balance, January 31, 2018	49,146,851	50,605	11,173	(903)	(8,963)	51,912

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1.	Corporate Information

Starcore International Mines Ltd. is the parent company of its consolidated group (the “Company” or “Starcore”) and was incorporated in Canada with its head office located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico and Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver processing plant in Matehuala, Mexico.

The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions.

2.	Basis of Preparation

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements for the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements, for the nine month period ended January 31, 2018, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and do not include all the information required for full annual financial statement.

These condensed interim financial statements should be read in conjunction with the Company’s April 30, 2017 audited annual financial statements.

The financial statements were authorized for issue by the Board of Directors on March 15, 2018.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except certain financial instruments, which are measured at fair value, as explained in the Company’s accounting policies discussed in note 3 of the Company’s April 30, 2017 audited annual financial statements.

The consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency, and all values are rounded to the nearest thousand dollars, unless otherwise indicated.

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 of the Company’s April 30, 2017 audited annual financial statements.

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2.	Basis of Preparation – (cont’d)

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control. The Company’s wholly-owned subsidiaries, Bernal and Altiplano, along with various other subsidiaries, carry out their operations in Mexico, U.S.A. and in Canada.

All intra-group transactions, balances, income and expenses are eliminated, in full, on consolidation.

3.	Short-term Investments

The Company purchases Guaranteed Investment Certificate (“GIC”) denominated in US Dollar (“USD”) as Short-term Investments.

During the period ending January 31, 2018, the Company held $Nil (April 30, 2017 - $409) in regards to GIC denominated in USD. The Company also held $Nil (April 30, 2017 - $3,596) GIC denominated in Mexican Pesos (“MP”).

4.	Amounts Receivable

	January 31, 2018	April 30, 2017

Taxes receivable	$ 1,876	$ 1,911
San Pedrito sale (note 6)	1,652	2,644
Trades receivable	165	148
Other	42	74
	$ 3,735	$ 4,777

5.	Inventory

	January 31, 2018	April 30, 2017

Carrying value of inventory:
Doré	$ 1,098	$ 922
Goods in transit	-	429
Work-in-process	284	377
Concentrate	470	189
Stockpile	202	196
Supplies	694	808
	$ 2,748	$ 2,921
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6.	Mining Interest, Plant and Equipment

	Mining Interest	Plant and Equipment Mining	Plant and Equipment Altiplano	Corporate Office Equipment	Total

Cost
Balance, April 30, 2016	$ 70,018	$ 20,308	$ 6,327	$ 605	$ 97,258
Additions	484	2,034	119	72	2,709
Write-down of equipment	-	(37)	-	-	(37)
Disposal of San Pedrito	(5,249)	-	-	-	(5,249)
Effect of foreign exchange	7,795	1,394	559	-	9,748

Balance, April 30, 2017	73,048	23,699	7,005	677	104,429
Additions	676	1,884	59	14	2,633
Effect of foreign exchange	(7,471)	(2,233)	(696)	-	(10,400)

Balance, January 31, 2018	66,253	23,350	6,368	691	96,662

Depreciation
Balance, April 30, 2016	$ 31,781	$ 8,516	$ -	$ 343	$ 40,640
Depreciation for the year	3,786	1,532	220	90	5,628
Effect of foreign exchange	4,090	1,142	8	-	5,240

Balance, April 30, 2017	$ 39,657	$ 11,190	$ 228	$ 433	$ 51,508
Depreciation for the period	1,939	1,217	325	75	3,556
Effect of foreign exchange	(3,718)	(1,158)	(35)	-	(4,911)

Balance, January 31, 2018	37,878	11,249	518	508	50,153

Carrying amounts
Balance, April 30, 2016	$ 38,237	$ 11,792	$ 6,327	$ 262	$ 56,618
Balance, April 30, 2017	$ 33,391	$ 12,509	$ 6,777	$ 244	$ 52,921
Balance, January 31, 2018	$ 28,375	$ 12,101	$ 5,850	$ 183	$ 46,509

San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for MXN$ 192,784,331. The San Pedrito property was part of Starcore’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the prior year ended April 30, 2017 and a gain of $7,128 was reported on the Statement of Operations and Comprehensive Income. The gain recorded is net of an allowance for MXN$ 10.5 million for amounts that management has deemed uncertain for collectability.

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6.	Mining Interest, Plant and Equipment – (cont’d)

San Pedrito – (cont’d)

The sale covers a total surface area of approximately 74 hectares (740,832 square meters) sold at $250 pesos per square meter. Payments are staged as follows:

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos	Canadian Dollars(2)	Status
55.068 ha	550,685.485 sm	MXN$ 137,671,371	C$ 9,640,852
Interest Received		MXN$ 7,576,445	C$ 530,563
		MXN$ 145,247,816	C$ 10,171,415	Payment received
Parcel of 12 ha(1)	120,000.000 sm	MXN$ 30,000,000	C$ 2,100,840	Pending clearance
Parcel of 2.014 ha(1)	20,146.059 sm	MXN$ 5,036,515	C$ 352,697	Pending clearance
Parcel of 5 ha(1)	50,000.000 sm	MXN$ 12,500,000	C$ 831,670(3)	Payment received

(1) The remaining two parcels await various confirmations from different local and federal authorities. As the Company receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 8 months.

(2) Based on exchange rate of 14.28 Pesos/CAD$ as at close of March 21, 2017.

(3) Based on exchange rate of 15.03 Pesos/CAD$ as at close of November 8, 2017

In the current period ended January 31, 2018, the Company received MXN$ 12,500,000 and interest of MXN$ 1,270,833 on a parcel of 5 ha of the remaining parcels to be received.

Altiplano Facility

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) (TSXV: CUT) in an all-share transaction to be completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the acquisition, the purchase price was allocated based on management’s best estimates and assumptions, after taking into account all relevant information available. As a result, apart from working capital allocations, $6,094 was allocated to plant, machinery and equipment. The Altiplano Plant is a facility which processes third party gold and silver concentrate in Matehuala, Mexico.

The Company’s management determined the commencement of commercial production to begin on November 1, 2016. As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs. Subsequent to November 1, 2016, the consolidated statements of operations include the operating revenues and expenses from the Altiplano operations.

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7.	Exploration and Evaluation Assets

	AJC Properties	Creston Properties	Santa Fe Property	Total
Acquisition costs:
Balance, April 30, 2016	$ 1,083	$ 2,001	$ -	$ 3,084
Effect of foreign exchange	131	-	-	131

Balance, April 30, 2017	$ 1,214	$ 2,001	$ -	$ 3,215
Effect of foreign exchange	(119)	-	-	(119)
Balance, January 31, 2018	$ 1,095	$ 2,001	$ -	$ 3,096
Exploration costs:
Balance, April 30, 2016	$ 121	$ 659	$ -	$ 780
Assays	82	-	-	82
Exploration cost	96	-	-	96
Drilling	1,288	-	-	1,288
Geological	178	139	-	317
Legal fees	-	41	-	41
Maintenance	56	189	-	245
Effect of foreign exchange	(109)	-	-	(109)

Balance, April 30, 2017	$ 1,712	$ 1,028	$ -	$ 2,740

Exploration cost	$ 20	$ -	$ -	$ 20
Drilling	17	-	-	17
Geological	23	13	45	81
Legal fees	-	15	-	15
Maintenance	61	274	-	335
Recovery of property cost	(79)	-	-	(79)
Effect of foreign exchange	4	-	-	4

Balance, January 31, 2018	$ 1,758	$ 1,330	$ 45	$ 3,133
Total Exploration and Evaluation Assets
Balance, April 30, 2016	$ 1,204	$ 2,660	$ -	$ 3,864
Balance, April 30, 2017	$ 2,926	$ 3,029	$ -	$ 5,955
Balance, January 31, 2018	$ 2,853	$ 3,331	$ 45	$ 6,229

a)       American Consolidated Minerals (“AJC”) properties

Pursuant to the Acquisition of AJC, the Company has acquired the rights to three exploration properties as follows:

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7.	Exploration and Evaluation Assets – (cont’d)

a)       American Consolidated Minerals (“AJC”) properties – (cont’d)

i)       Lone Ranch, U.S.A

The Company has acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”). Consideration to be paid for the interest is USD$360, and the Company must incur total exploration expenditures of USD$1,225 (USD$175 incurred) on the property, by the third anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over the property or the date that the Company completes a bankable feasibility study on the property. The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD$1,500 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions may be paid to the optionor to maintain the option.

ii)       Toiyabe, U.S.A

The Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest. Consideration to be paid for the interest is USD$900 and the Company must incur total exploration expenditures of USD$1,025 (incurred) on the property, by the fifth anniversary of the “New Effective Date” as agreed by MinQuest.

The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over Toiyabe or the date that the Company completes a bankable feasibility study on the property. The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of USD $2,000 per each 1% of the royalty.

iii)       Sierra Rosario, Mexico

The Company acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico (“Sierra Rosario”). The properties are subject to a 1% NSR. Subsequent to January 31, 2018, the property was sold for US$100,000 and an additional 1% NSR.

b)       Creston Moly (“Creston”) properties

Pursuant to the Acquisition of Creston the Company has acquired the rights to three exploration properties as follows:

i)       El Creston Project, Mexico

The Company acquired a 100% interest in the nine mineral claims known as the El Creston molybdenum property located northeast of Hermosillo, State of Sonora, Mexico, which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/copper (“Cu”) mineralization. The mineral concessions are subject to a 3% net profits interest.

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7.	Exploration and Evaluation Assets – (cont’d)

b)       Creston Moly (“Creston”) properties – (cont’d)

ii)       Ajax Project, Canada

The Company acquired a 100% interest in six mineral claims known as the Ajax molybdenum property located in B.C.

iii)       Molybrook Project, Canada

The Company owns 100% of the 44 mineral claims of the Moly Brook molybdenum property, located on the southern coast of Newfoundland. The Moly Brook property is subject to a 2% NSR, of which 1.5% can be purchased by the Company for $1,500.

c)       Santa Fe property

On November 21, 2017, the Company announced it had entered into a Letter of Intent (“LOI”) with third parties to acquire approximately 21,000 hectares located in the state of Sinaloa, Mexico, more commonly known as the Santa Fe Project (“Santa Fe” or the “Property”).

Under the terms of the LOI, the Company will have an exclusive period of up to 120 days to conduct its due diligence on Santa Fe. Upon satisfactory due diligence, a Definitive Agreement must be executed within 30 days in order for the Company to complete the acquisition.

In consideration of the transfer to the Company of the Property by the Owners, the Company shall:

a)	Issue 5 million common shares to the Owners upon signing of the Definitive Agreement. The deemed price of the shares shall be determined by the 30-day Volume Weighted Average Price (VWAP) of the Company’s shares prior to the issuance of the shares. The shares shall be escrowed and will be released to the Owners as follows:

i.	2 million common shares upon the execution of a Definitive Agreement;
ii.	1 million common shares within 18 months of the anniversary date (the “Anniversary Date” being the date of execution of the Definitive Agreement);
iii.	1 million common shares within 36 months of the Anniversary Date;
iv.	The final 1 million common shares within 48 months of the Anniversary Date.

b)	Pay to the Owners an aggregate sum of US$6 million, payable as follows:

i.	US$2 million upon the execution of a Definitive Agreement;
ii.	US$1 million within 18 months of the Anniversary Date;
iii.	US$1million within 36 months of the Anniversary Date;
iv.	US$1 million within 48 months of the Anniversary Date; and
v.	US$1 million within 60 months of the Anniversary Date.

The Company is evaluating the Santa Fe property by performing a Preliminary Economic Assessment. The Company has decided to capitalize all expenditures incurred in connection with the exploration and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral recourse are demonstrable.

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8.	Loan Payable

During the year ended July 31, 2015, the Company secured a $1,305 (USD $1,000) loan with a lender, bearing interest at 8% per annum, compounded annually. The full principal of $1,213 plus accrued interest of $311 for a total of $1,524 on the loan was repaid to the lender during the period ending October 31, 2017.

During the current period ended January 31, 2018, the Company secured an additional $1,283 (USD $1,000) loan (“Loan”) with a lender. The Loan is secured against certain assets of the Company and bears interest at 8% per annum, compounded and paid annually. The proceeds from the Loan shall be used for general working capital purposes. The full principle plus accrued interest on the loan shall be repayable to the lender on October 25, 2019.

Changes to the loan payable balance during the period ending January 31, 2018 and the year ended April 30, 2017, are as follows:

	Principal	Interest	Discount	Total

Balance, April 30, 2016	$ 5,754	$ 282	$ (48)	$ 5,988

Repayment on debt	(4,500)	(538)	48	(4,990)
Interest accrual	-	536	-	536
Foreign exchange adjustment	112	-	-	112

Balance, April 30, 2017	1,366	280	-	1,646
Financing, October 25, 2017	1,283	-	-	1,283
Repayment on debt	(1,213)	(311)	-	(1,524)
Interest accrual	-	56	-	56
Foreign exchange adjustment	(206)	-	-	(206)

Balance, January 31, 2018	$ 1,230	$ 25	$ -	$ 1,255

9.	Rehabilitation and Closure Cost Provision

The Company’s asset retirement obligations consist of reclamation and closure costs for the mine. At January 31, 2018, the present value of obligations is estimated at $1,074 (April 30, 2017 - $1,131) based on expected undiscounted cash-flows at the end of the mine life of MXN$ 18,545,000 or $1,183 (April 30, 2017 - $1,347), which is calculated annually over 5 to 10 years. Such liability was determined using a discount rate of 8% (April 30, 2017 – 8%) and an inflation rate of 3.5% (April 30, 2017 – 3.5%).

Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, closing portals to underground mining areas and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	January 31, 2018	April 30, 2017

Balance, beginning of period	$ 1,131	$ 1,091
Accretion expense	61	80
Foreign exchange fluctuation	(118)	(40)

	$ 1,074	$ 1,131

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10.	Share Capital

a)	Common Shares

The Company is authorized to issue an unlimited number of common shares, issuable in series.

The holders of common shares are entitled to one vote per share at meetings of the Company and to receive dividends, which may be declared from time-to-time. All shares are ranked equally with regard to the Company’s residual assets.

During the periods ended January 31, 2018, April 30, 2017, April 30, 2016, the Company did not issue any common shares.

Subsequent to the period ending January 31, 2018, the Company additional shares and warrants. (See note 16).

b)	Share-based Payments

In January 2014, the Company’s shareholders voted to cancel the Company’s option plan and, as a result, the Company’s Board of Directors may not grant further options.

The following is a summary of changes in options, which are still outstanding, for the periods ending January 31, 2018, April 30, 2017 and 2016:

	Number of Shares	Weighted Average Exercise Price

Balance at April 30, 2016	2,846,250	$1.07
Forfeited/expired	(1,497,500)	$1.23

Balance at April 30, 2017	1,348,750	$0.90
Forfeited/expired	(400,000)	$0.94

Outstanding and Exercisable at January 31, 2018	948,750	$0.88

The Company has 948,750 options outstanding exercisable at prices between $0.80 and $1.00 per option with a weighted average life of 0.90 years.

During the period ending January 31, 2018, 400,000 options were forfeited due to a director and officer and an employee resigning.

c)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”)

Effective August 1, 2016, The Board of Directors approved the adoption of a Restricted Share Unit and Deferred Share Unit Plan (the “RSU/DSU Plan”) as part of the Company’s compensation arrangements for directors, officers, employees or consultants of the Company or a related entity of the Company. Although the RSU/DSU Plan is share-based, all vested RSUs and DSUs will be settled in cash. No common shares will be issued.

RSU

The RSU plan is for eligible management, eligible employees and eligible contractors. The RSUs will vest over a period of three years from the date of grant, vesting as to one-third at the end of each calendar year. In addition to the vesting period, the Company has also set Performance Conditions that will accompany vested RSUs.

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10.	Share Capital – (cont’d)

c)	Deferred Share Units (“DSU”) & Restricted Share Units (“RSU”) – (cont’d)

RSU – (cont’d)

The Performance Conditions to be met are established by the Board at the time of grant of the RSU. RSUs that are permitted to be carried over to the succeeding years shall expire no later than August 1st of the third calendar year after the year in which the RSUs have been granted, and will be terminated to the extent the performance objectives or other vesting criteria have not been met.

During the nine months period ended January 31, 2018, 705,000 (April 30, 2017 – 961,000) RSU’s were granted to eligible members and 42,000 (April 30, 2017 – 204,000) were cancelled during the period. The Company also settled 178,750 RSU’s (April 30, 2017 – Nil) during the current period at $0.40 per RSU.

Management has evaluated its RSU performance criteria measurements and determined that 50% (April 30, 2017 – 50%) of the RSU’s will be payable on the vesting dates. As such the RSU’s have been valued at fair value of $0.265 per share as at January 31, 2018, and the total fair value of this liability is recorded at $84 (April 30, 2017 - $88) under Trades and Other Payables on the Statements of Financial Position.

DSU

The Company introduced a DSU plan for eligible directors. The DSUs are paid in full in the form of a lump sum payment no later than August 1st of the calendar year immediately following the calendar year of termination of service.

Initial DSU Awards issued vest for the participants as to 25% of DSUs on the date of grant; and will vest as to 25% on each anniversary date of the grant over a period of 3 years. Additional DSU’s will vest as to 1/3 (one-third) each anniversary date over a period of 3 years.

During the nine months ended January 31, 2018, 125,000 of the DSU’s were granted to directors (April 30, 2017 – 440,000) and 285,000 DSU’s were issued to senior executives (April 30, 2017 – 320,000). The fair value of the DSU’s granted was $122, with a weighted average fair value at the grant date of $0.40 per unit for the DSU’s. The total fair value of this liability at January 31, 2018, is recorded at $152 (April 30, 2017 - $179) under Trades and Other Payables on the Statements of Financial Position.

The following is a summary of changes in RSU’s and DSU’s, which are still outstanding, for the periods ending January 31, 2018, April 30, 2017 and 2016:

RSU		DSU
Outstanding at April 30, 2016	-	-
Granted	961,000	760,000
Exercised	-	(20,000)
Cancelled	(204,000)	(140,000)

Outstanding at April 30, 2017	757,000	600,000
Granted	705,000	410,000
Exercised	(178,750)	-
Cancelled	(42,000)	-

Outstanding at January 31, 2018	1,241,250	1,010,000

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11.	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Cash and short-term investments are carried at their fair value. There are no material differences between the carrying values and the fair values of any other financial assets or liabilities.

In the normal course of business, the Company’s assets, liabilities and future transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

a)	Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

At January 31, 2018, the Company had the following financial assets and liabilities denominated in CAD and denominated in MXN$:

	CAD	MXN$

Cash	$ 368	MP 72,009
Other working capital amounts - net	$ (420)	MP 2,114

At January 31, 2018, US dollar amounts were converted at a rate of $1.23 Canadian dollars to $1 US dollar and MP were converted at a rate of 18.6238 to $1 US Dollar. A 10% increase or decrease in the US dollar exchange may increase or decrease annual earnings from mining operations by approximately $1,072. A 10% increase or decrease in the MP exchange rate will decrease or increase annual earnings from mining operations by approximately $411.

b)	Interest Rate Risk

The Company’s cash earns interest at variable interest rates. While fluctuations in market rates do not have a material impact on the fair value of the Company’s cash flows, future cash flows may be affected by interest rate fluctuations. The Company is not significantly exposed to interest rate fluctuations and interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
(ii)	To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

c)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk with respect to its cash and short-term investments, the balance of which at January 31, 2018 is $3,035 (April 30, 2017 - $5,558) and $Nil (April 30, 2017 - $4,005), respectively.

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11.	Financial Instruments – (cont’d)

c)	Credit Risk – (cont’d)

Cash of $680 (April 30, 2017 - $1,982) and short-term investments of $Nil (April 30, 2017 - $3,596) are held at a Mexican financial institution, cash of $6 (April 30, 2017 – $3) are held at a US financial institution and the remainder of $2,349 (April 30, 2017 - $3,573) and the short-term investment of $Nil (April 30, 2017 - $409) are held at a chartered Canadian financial institution; the Company is exposed to the risks of those financial institutions.

Amounts receivable comprised of trade receivables of $165 (April 30, 2017 - $148), taxes receivable of Mexican VAT taxes receivable of $1,855 (April 30, 2017 - $1,875) and GST receivable of $21 (April 30, 2017 - $36), which are subject to review by the respective tax authority. The Company has also setup a receivable for $1,652 (April 30, 2017 - $2,644) in regards to the sale of San Pedrito (note 6) which it expects to collect within the next 8 months.

d)	Liquidity Risk

Liquidity risk arises from the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements. The Company accomplishes this by achieving profitable operations and maintaining sufficient cash reserves. As at January 31, 2018, the Company was holding cash of $3,035 (April 30, 2017- $5,558) and short-term investments of $Nil (April 30, 2017 - $4,005).

Obligations due within twelve months of January 31,	2018	2019	2020	2021 and beyond
Trade and other payables	$ 3,942	$ -	$ -	$ -
Current portion of loan payable	-	1,255	-	-
Reclamation and closure obligations	$ -	$ -	$ -	$ 1,074

The Company’s trade and other payables are due in the short term. Long-term obligations include the Company’s reclamation and closure cost obligations, other long-term liabilities and deferred income taxes. Management believes that profits generated from the mine will be sufficient to meet its financial obligations.

e)	Commodity Risk

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals which may be produced and sold by the Company will be affected by numerous factors beyond the control of the Company. These other factors include delivery uncertainties related to the proximity of its resources to processing facilities and extensive government regulations related to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business. Declines in mineral prices may have a negative effect on the Company. A 10% decrease or increase in metal prices may result in a decrease or increase of $1,985 in revenue and net income.

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12.	Commitments and Related Party Transactions

Except as disclosed elsewhere in these interim condensed consolidated financial statements, the Company has the following commitments outstanding at January 31, 2018:

a)	As at January 31, 2018, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2020, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.
b)	As at January 31, 2018, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $220 per year.
c)	As at January 31, 2018, the Company has management contracts to officers and directors totaling $600 per year, payable monthly, expiring in January 2020.

13.	Capital Disclosures

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statements of changes in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements and there were no changes to the capital management in the period ended January 31, 2018.

14.	Earnings per Share

The Company calculates the basic and diluted income per common share using the weighted average number of common shares outstanding during each period and the diluted income per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

The denominator for the calculation of income per share, being the weighted average number of common shares, is calculated as follows:

	For the three months ended January 31,		For the nine months ended January 31,
	2018	2017	2018	2017

Issued common share, beginning of period	49,146,851	49,146,851	49,146,851	49,146,851
Weighted average issuances	–	–	–	–

Basic weighted average common shares	49,146,851	49,146,851	49,146,851	49,146,851
Effect of dilutive warrants and options	-	-	-	-

Diluted weighted average common shares	49,146,851	49,146,851	49,146,851	49,146,851

Vested share purchase options totalling 948,750 at January 31, 2018, were not included in the computation of diluted earnings per share as the effect was anti-dilutive.

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15.	Segmented Information

The Company operates in three reportable geographical and one operating segment. Selected financial information by geographical segment is as follows:

	Mexico				Canada	USA	January 31, 2018
	Bernal	Altiplano	Other	Total			Total
Revenue
Mined Ore	$ 14,069	$ -	$ -	$ 14,069	$ -	$ -	$ 14,069
Purchase Concentrate	3,504	2,282	-	5,786	-	-	5,785
Cost of sales:	﷐
Mined Ore	(14,652)	-	(110)	(14,762)	-	-	(14,762)
Purchase Concentrate	(3,406)	(2,541)	-	(5,947)	-	-	(5,947)
Depreciation	(3,123)	(323)	(5)	(3,451)	-	-	(3,451)
Earnings (loss) from operations	(3,609)	(582)	(115)	(4,306)	-	-	(4,306)
Mining interest, plant and equipment	38,781	5,850	1,695	46,325	184	-	46,509
Non-Current Assets	42,893	5,850	4,859	53,602	3,094	2,052	58,748
Total assets	$ 49,413	$ 7,431	$ 5,880	$ 62,724	$ 3,795	$ 2,196	$ 68,715
	Mexico				Canada	USA	January 31, 2017
	Bernal	Altiplano	Other	Total			Total
Revenue
Mined Ore	$ 19,657	$ -	-	$ 19,657	$ -	$ -	$ 19,657
Purchase Concentrate	295	461	-	756	-	-	756
Cost of sales:	﷐
Mined Ore	(13,736)	-	-	(13,736)	-	-	(13,736)
Purchase Concentrate	(247)	(416)	-	(663)	-	-	(663)
Depreciation	(3,990)	(102)	-	(4,092)	-	-	(4,092)
Earnings (loss) from operations	1,979	(57)	-	1,922	-	-	1,922
Mining interest, plant and equipment	46,103	6,560	-	52,663	255	-	52,918
Non-Current Assets	48,551	6,560	3,000	58,111	3,167	1,926	63,204
Total assets	$ 54,230	$ 9,153	3,000	$ 66,383	$ 5,458	$ 1,970	$ 73,811
	Mexico				Canada	USA	April 30, 2017
	Bernal	Altiplano	Other	Total		Total
Mining interest, plant and equipment	$ 43,873	$ 6,777	2,031	$ 52,681	$ 240	$ -	$ 52,921
Non-Current Assets	47,559	6,777	5,061	59,397	3,152	1,937	64,486
Total assets	$ 61,392	$ 8,685	5,523	$ 75,600	$ 4,525	$ 1,971	$ 82,096

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15.	Segmented Information - (cont’d)

During the periods ended January 31, 2018, the Company earned all of its revenues from two customers. As at January 31, 2018, the Company does not consider itself to be economically dependent on these customers as transactions with these parties can be easily replaced by transactions with other parties on similar terms and conditions. The balance owing from these customers on January 31, 2018 was $165 (April 30, 2017 - $148).

16.	Subsequent event

The Company has completed a non-brokered private placement to an officer and director of the Company through the issuance of 500,000 units at a price of $0.25 per unit for gross proceeds of $125,000. Each unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant, each whole warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share.